RadioShack Corporation
300 RadioShack Circle
Fort Worth, TX  76102

Robert C. Donohoo
Vice President &
General Counsel
817.415.2181
January 4, 2008

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Definitive 14A
Filed April 12, 2007
File No. 1-05571

Dear Ms. Quarles:

We have the following responses to the comments of the staff of the Securities and Exchange Commission set forth in your December 12, 2007 letter to Mr. Julian C. Day, the Chairman and Chief Executive Officer of RadioShack Corporation (the “Company”).

Comment No. 1

Process for Setting Compensation, page 38

1.           We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment.  To the extent the compensation committee was not aware of the components of the published survey data, in future filings you should include a statement to that effect or disclose the components of all surveys.

Response:

The published survey referred to in the Proxy includes data based on both the peer group of companies set forth in the Proxy and other published survey data prepared or produced by Watson Wyatt as part of their report to the Compensation Committee.  Some of the components of this published survey data include information that is proprietary to Watson Wyatt or survey participants.  As such, the Compensation Committee did not have access to the specific components of such published survey data referenced by Watson Wyatt in connection with its report.  The Company proposes to discuss such components in future proxy filings to the extent the Compensation Committee is aware of the components.

In the event that such components are not available to the Compensation Committee, this will be noted in future proxy filings.

2007 Target Annual Cash Incentive Bonus Performance Measures, page 41

2.           We note your response to comment 4 in our letter dated August 21, 2007 and we reissue that comment.  Please provide us with more specific analysis as to how competitors could use this information to cause you competitive harm.  To the extent that you believe that the targets for the 2007 annual incentive bonus would not be material, please include analysis to that effect.

Response:

Competitive Harm

As noted in our September 21, 2007 response to Comment 4, the Company maintains that disclosure of the 2007 annual cash incentive bonus and performance targets in general would result in competitive harm to the Company. We incorporate our previous remarks from that response by reference.

The 2007 annual cash incentive bonus target relating to EBITDA was established to challenge management by setting goals that, while achievable, require superior performance, and that are higher than the Company’s financial goals, including those that may be publicly disclosed by the Company as financial guidance.  This target had been established to motivate management to achieve results that are deemed to be in the best interest of the Company and the Company’s stockholders. As long as the target remains internal and protected from public disclosure, the Company is able to set very challenging targets without the associated risk that the failure to achieve these targets could be used by the Company’s competitors to portray the Company’s performance inaccurately.

            Disclosure of the EBITDA target, and the public perception if this target was not achieved, will cause competitive harm to the Company by enabling our competitors to: (1) impede our ability to attract and retain key employees, and (2) mischaracterize the implication of any failure to meet the performance targets.

The Company operates in the competitive arena of electronics retail.  The Company believes that attracting and retaining executives and other key employees is highly important to the Company’s success. As such, the importance and effects of even slight advantages (or disadvantages) in recruiting and retention are magnified.  The Company treats its compensation information as confidential since competitors could exploit this information in the development of their own recruiting and retention strategies to the prejudice of the Company.

Disclosure of performance targets by the Company would augment the Company’s competitors’ ability to recruit executives and other key employees of the Company.  By knowing the performance targets for annual cash incentive bonuses, competitors could evaluate the likelihood that a given employee will receive his or her bonus, and possibly the amount of such bonus.  As noted in the Company’s proxy statement, 100% of the 2007 target annual cash incentive bonus “is based on achievement of RadioShack’s EBITDA target.1”  Competitors could use the Company’s quarterly reported operating results to extrapolate whether the Company is likely to achieve its annual EBITDA performance target.  When a competitor determines the Company is unlikely to pay the annual bonus, competitors may increase their recruiting efforts.

Competitors may also use the Company’s performance targets to thwart the Company’s efforts to recruit employees.  Armed with this information, competitors can mischaracterize the actual targets as unrealistic and unlikely to be achieved or more difficult to achieve than the competitor’s applicable criteria used for similar annual cash incentive bonus programs.  In the event the target is not achieved, competitors may mischaracterize the failure as an indication of the Company’s financial well-being.

In addition, if the Company is required to disclose these targets, the Company believes there is risk that these targets will become the de facto targets against which the market will measure its performance, irrespective of any guidance or indications to the contrary by the Company. As a direct result, the Company will effectively lose the ability to establish “stretch” targets for use under the annual cash incentive bonus plan, or any other incentive plan, with the knowledge that these targets if not achieved will be negatively perceived and inappropriately used by its competitors as an indication of the Company’s poor performance.  As a result, the Company could be placed in the position of not being able to challenge management through a compensation system that establishes financial performance targets other than those that are easily attainable.

Materiality

The Company does not believe the performance targets for the 2007 annual cash incentive bonus to be material to understanding the Company’s executive compensation.  Item 402 of Regulation S-K does not expressly require registrants to disclose specific performance targets for any form of compensation.  The Instructions to Item 402(b) provide in part that “[t]he Compensation Disclosure and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” (emphasis added)

In the Company’s proxy statement filed on April 12, 2007, the Company provided several important components of the annual cash incentive bonus plan that are material.  The Company has communicated the applicable performance measure(s) for each of the named executive officers.  Some named executives’ performance measure is EBITDA, and one named executive’s annual incentive bonus is based on EBITDA, gross margin, and inventory.  The Company has also shared with investors that, depending on the Company’s performance, bonus payments could range from 25% to 150% of the established target.  The Company has further stated that the target bonus for each named executive officer is expressed as a specific percentage of their base salary.

1 Proxy Statement, April 12, 2007, page 41.

The rules state unambiguously that only material information must be disclosed2.  In addition, the relevant rules are intended to be principles-based.  Specific performance targets are neither relevant nor material to gain an understanding of the compensation plan or an assessment of the degree of difficultly of achieving a particular target. Knowing the target value is not material to achieving an understanding of the compensation plan.

____________________

Please contact me at your convenience if you wish to discuss our responses further.

Sincerely yours,
RADIOSHACK CORPORATION

/s/ Robert C. Donohoo

Robert C. Donohoo
Vice President, General Counsel,
and Corporate Secretary

cc:	Mr. David E. Morrison
Fulbright & Jaworski L.L.P.

2 Instruction 1 to Item 402(b) of Regulation S-K.